Integrated Rail and Resources Acquisition Corp.

6100 Southwest Boulevard, Suite 320

Fort Worth, Texas 76109

VIA EDGAR

June 10, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Attn: Scott Anderegg and Jennifer-Lopez Molina

RE: Integrated Rail and Resources Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted April 21, 2021

CIK No. 001854795

Dear Mr. Anderegg and Ms. Molina:

Integrated Rail and Resources Acquisition Corp., a Delaware corporation (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 7, 2021, regarding the Company’s Form S-1 submitted to the Commission on May 21, 2021 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed the comment with the Company’s response.

Form S-1 filed on May 21, 2021

Principal Stockholders, page 133

1.	Please expand your disclosure in footnote (3) to identify the natural persons who serve as members of the board of managers of DHIP NRI Management Partners LLC and RGPC Capital Investments LLC.

In response to the Staff’s comment, the Company has amended footnote (3) to the Principal Stockholders table on page 133 to include the members and/or managers of DHIP NRI Management Partners LLC and RGPC Capital Investments LLC.

Exhibits

2.

We note that Section 9.3 of your Warrant Agreement filed as Exhibit 4.4 provides that “any action, proceeding or claim against it arising out of or relating in any way to this Agreement may be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York” and that the provision “will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.” Please revise this provision to state the extent to which the provision applies to actions arising under the Securities Act. In that regard, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the

Securities Act or the rules and regulations thereunder. Also, please revise the disclosure in your prospectus to disclose that your warrant agreement contains this provision, the extent to which the provision applies to federal securities law claims, and the risks related to this provision, including but not limited to, increased costs for investors to bring a claim and that these provisions can discourage claims or limit an investor’s ability to bring a claim in a judicial forum that they find favorable, and address that there is uncertainty about the enforceability of such a provision.

We appreciate the Staff’s comment and advise the Staff that the Company has amended Section 9.3 of the Company’s Warrant Agreement (filed as Exhibit 4.4) to clarify that the forum selection provision includes any claim under the U.S. Securities Act of 1933 (the “Securities Act”). The Company has filed the revised Warrant Agreement with the Amendment to the Registration Statement as Exhibit 4.4.

The Company has included a new risk factor on page 70 of the Amendment to the Registration Statement that summarizes the risks related to the Company’s Warrant Agreement’s inclusion of the provision that designates the courts of the State of New York or the United States District Court for the Southern District of New York as the exclusive forums for certain types of actions. The Company has also included additional disclosure on page 265 of the Amendment to the Registration Statement to describe the forum provision included in the Company’s Warrant Agreement.

We thank the Staff for its review of the foregoing and the Form S-1. If you have further comments, please feel free to contact Jared Kelly at Jared.Kelly@reedsmith.com or by telephone at (212) 549-4673.

Sincerely,

/s/ Richard Bertel
Richard Bertel
Chief Executive Officer
Integrated Rail and Resources Acquisition Corp.

cc: Jared Kelly, Esq.